U.S. Securities and Exchange Commission
                            Washington, D.C. 20549

                          FORM 10-SB AMENDMENT NO. 3

    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

      UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                         BF Acquisition Group I, Inc.
                (Name of Small Business Issuer in its charter)
          Florida                             65-0913582
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)                Identification No.)

319 Clematis Street, Suite 812,  West Palm Beach, Florida        33401
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number, (561) 655-0665
                           --------------------------------------------------



Securities to be registered under Section 12(b) of the Act:

          Title of each class                Name of each exchange on which
          to be so registered                each class is to be registered



Securities to be registered under Section 12(g) of the Act:

                        Common Stock, $0.001 Par Value
                               (Title of class)


                               (Title of class)

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THE COMPANY DOES NOT RECOMMEND INVESTMENT BY ANY INDIVIDUAL OR ENTITY THAT CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

<PAGE 2>

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

DESCRIPTION OF BUSINESS.

GENERAL

     BF Acquisition Group I, Inc. (the "Company"), was incorporated under the laws of the State of Florida on April 15, 1999 and is in its early developmental and promotional stages. The Company is a "shell" company conducting virtually no business operation, other than its efforts to seek merger partners or acquisition candidates. The Company does not engage in any substantive commercial business or other business operations. The Company has no full time employees and owns no real estate.

     The Company is a corporate vehicle created to seek to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ the Company to become a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). Pursuant to a resolution of the Company's board of directors dated April 15, 1999, the Company elected to register the Company's common stock, par value $0.001 (the "Common Stock") pursuant to this Form 10-SB registration statement on a voluntary basis in order to create a reporting "shell" company. The Company has a shareholder base of approximately eight shareholders and 785,000 shares of Common Stock outstanding, all of which are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). See "Description of Securities". Pursuant to resolution of the Company's board of directors, no Business Combination may occur prior to the Company obtaining the requisite audited financial statements required pursuant to Form 8-K (or its equivalent) promulgated under the Exchange Act.

     Upon the effectiveness of this registration statement, the Company intends to seek potential business opportunities and effectuate a Business Combination with a Target Business with significant growth potential which, in the opinion of management, could provide a profit to the Company and its
shareholders.   The Company intends to seek opportunities demonstrating the potential of long term growth as opposed to short term earnings. The Company's efforts in identifying a prospective Target Business are expected to emphasize businesses primarily located in the United States; however, the Company reserves the right to acquire a Target Business located primarily elsewhere. While the Company may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, as a result of its limited resources, the Company will, in all likelihood, have the ability to effect only a single Business Combination. The Company may effect a Business Combination with a Target Business which may be financially unstable or in its early stages of development or growth. The Company will not restrict its search to any specific business, industry or geographical location, and the Company may participate in a business venture of virtually any kind or nature. Present management of the Company may become involved in management of the Target Business and/or may hire qualified but as yet unidentified individuals to manage such Target Business. Presently, the Company has no plan, proposal, agreement,

<PAGE 3>

understanding or arrangement to acquire or merge with any specific business or company, and the Company has not identified any specific business or company for investigation and evaluation. The Company's officers and directors have previously been involved in transactions involving mergers between an established company and a shell corporation, and they have numerous contacts within the field of corporate finance (See "Directors, Executive Officers, Promoters and Control Persons - Other Blank Check Activities"). As a result, they have had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition with a shell company. However, none of these preliminary contacts or discussions involved the possibility of a Business Combination with the Company.

     The discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

RISK FACTORS THAT AFFECT THE COMPANY'S BUSINESS

     The following risk factors are inherent to and affect the Company's plan of business. The number and nature of all possible risks related to the Company cannot be ascertained. Many kinds of unanticipated events and circumstances may preclude the achievement of the Company's stated objectives, preclude positive operating results and/or result in a total loss of investment.

Forward Looking Statements.

     This registration statement contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in this section "Risk Factors that Affect the Company's Business." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated. The following risk factors should be carefully considered, in addition to the other information contained in this registration statement.

Limited Basis to Evaluate the Company's Prospects; Recently Organized Company; No Operating History.

         There is only a limited basis upon which to evaluate the Company's prospects for achieving its intended business objectives. The Company was incorporated on April 15, 1999. It is a development stage company which has no operating history, no revenues, and no present source of future revenues. To date, the Company's entire activity has consisted of organizational activities and preparation for its proposed plan of business. See "Description of Business - Shell Corporation".

<PAGE 4>

Management's Discussion and Analysis or Plan of Operation; Development Stage Company with Limited Resources, No Operations or Revenues Anticipated Prior to the Effectuation of a Business Combination; Potential for the Company's Cash Reserves to Be Depleted Prior to the Effectuation of a Business Combination.

         The Company is a development stage entity which has neither engaged in any operations nor generated any revenues to date. The Company will not achieve any revenues until, at the earliest, the consummation of a Business Combination, if at all. As of the date hereof, the Company has not attempted to seek a Business Combination and there can be no assurances that any Target Business, whether at the time of the Company's consummation of a Business Combination, or at any time thereafter, will derive any material revenues from its operations or operate on a profitable basis. The Company has limited resources and most of the Company's working capital needs will be attributable to the identification of a suitable Target Business, and thereafter to effectuate a Business Combination with such Target Business. To the extent that a Business Combination does not occur with an identified Target Business, the Company will be unable to recoup the financial resources expended on searching for and analyzing such Target Business. Due to the possible indefinite period of time to consummate a Business Combination, and the nature and cost of the Company's expenses related to the Company's search for and analysis of a Target Business, there can be no assurances that until a Business Combination is consummated, the Company's cash requirements will be sufficient. See "Management's Discussion and Analysis or Plan of Operation" and "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

No Assurance of Availability of Additional Financing if the Company's Cash Reserves are Depleted Prior to the Effectuation of a Business Combination; Limited Ability to Evaluate Capital Requirements of a Target Business.

         The Company cannot ascertain with any degree of certainty the capital requirements for any particular Business Combination. The Company may be required to seek additional financing, and there can be no assurances that such financing would be available on acceptable terms, if at all. In the event no Business Combination is identified, negotiations are incomplete or no Business Combination has been consummated, and all of the Company's cash resources have been expended, the Company currently has no plans or arrangements with respect to the possible acquisition of additional financing which may be required to continue the operations of the Company. To the extent that such additional financing proves to be unavailable when needed to consummate a particular Business Combination, the Company would, in all likelihood, be compelled to restructure the transaction or abandon that particular Business Combination and seek an alternative Target Business candidate. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

         In the event of a consummation of a Business Combination, the Company cannot ascertain with any degree of certainty the capital requirements for any particular Target Business inasmuch as the Company has not yet identified any prospective Target Business candidates. To the extent the Business Combination results in the Target Business requiring additional financing, such additional

<PAGE 5>

financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available, due to, among other things, the Target Business not having sufficient (i) credit or operating history; (ii) income stream; (iii) profit level; (iv) asset base eligible to be collateralized; or (v) market for its securities. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

Unspecified Target Business and Industry; Inability to Evaluate the Merits or Risks of any Target Business or Industry.

         Since the Company has not yet selected a Target Business or any particular industry in which to concentrate its Business Combination efforts, no current basis presently exists for the Company to evaluate the possible merits or risks of a particular Target Business or industry in which the Company may ultimately operate. Therefore, there can be no assurances that the Company will properly ascertain or assess all significant risk factors in connection with a Business Combination. Accordingly, management could identify and acquire a Target Business which could fail, resulting in the total loss of a shareholder's investment in the Company's Common Stock. See "Description of Business - Shell Corporation- Unspecified Industry and Target Business.

Intense Competition From Other Blank Check Companies; No Assurance the Company Can Successfully Compete with Competitors or Effect a Business Combination with an Attractive Target Business.

         The Company expects to encounter intense competition from other entities having a business objective similar to that of the Company. Many of these entities are well-established and have extensive experience in connection with identifying and effecting Business Combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than the Company and there can be no assurances that the Company will have the ability to compete successfully. The Company's financial resources will be relatively limited when contrasted with those of many of its competitors. This inherent competitive limitation may compel the Company to select certain less attractive Business Combination prospects. See "Description of Business - Intense Competition from Other Blank Check Companies".

Probable Lack of Business Diversification; Dependance Upon a Single
Business

         It is likely that the Company will have the ability to effect only a single Business Combination since it will not have the resources to consummate several Business Combinations of entities operating in multiple industries or multiple areas of a single industry. It is highly likely that the Company will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business or dependent upon the development or market acceptance of a single or limited number of products, processes or services. Consequently, there can be no assurances that the Target Business will prove to be commercially

<PAGE 6>

viable. See "Description of Business - Shell Corporation - Probable Lack of Business Diversification".

Limited Ability to Ascertain the Competitive Environment of a Target Business or Industry.

         If the Company effects a Business Combination, the Company may become subject to intense competition from competitors of the Target Business who will likely possess greater financial, marketing, technical and other resources than the Target Business. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, the Company will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry. See "Description of Business - Uncertainty of Competitive Environment of Target Business".

Probable Change in Control and Management; Reliance Upon Unidentifiable Management of Target Business; Limited Ability to Evaluate a Target Business' Management.

         It is likely that the successful completion of a Business Combination will result in a change in control of the Company, and any change in control of the Company will most likely also result in the resignation or removal of the Company's present officers and directors. The Company does not intend to retain an independent company to perform an analysis or any type of background investigation on the members of a potential Target Business's management. Accordingly, investors will be relying, in some significant respects, on the abilities of the management and directors of the Target Business who are unidentifiable as of the date hereof. There can be no assurances that the Company's assessment of a prospective Target Business' management will prove to be correct in connection with a Business Combination, especially in light of the possible inexperience of the Company's current management in evaluating certain types of businesses. In addition, there can be no assurances that such future management will have the necessary skills, qualifications or abilities to manage a public company's operational activities. See "Description of Business - Shell Corporation - 'Selection of a Target Business and Structuring of a Business Combination' and 'Limited Ability to Evaluate Target Business' Management".

No Assurance of Favorable Tax Treatment in Connection with a Business Business Combination.

     There can be no assurance that the Internal Revenue Service (the "IRS") or appropriate state tax authorities will ultimately assent to the Company's tax treatment of a consummated Business Combination. If IRS or state tax authorities recharterize the tax treatment of a Business Combination, there may be adverse tax consequences to the Company, the Target Business and their respective shareholders. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

<PAGE 7>

Dependence upon Management; Potential Material Adverse Effect on the Company in the Event of Loss of Management's Services.

         The ability of the Company to successfully effect a Business Combination will be largely dependent upon the efforts of its officers and directors. It is anticipated that the Company's officers and directors are the only persons whose activities will be material to the operations of the Company pending the Company's identification and consummation of a Business Combination and such individuals are the only persons who have been instrumental in arranging the capitalization of the Company to date. The Company has not entered into employment agreements with its officers and directors. The loss of the services of such key personnel before suitable replacements are obtained could have a material adverse effect on the
Company's capacity to successfully achieve its business objectives.   See
"Directors and Executive Officers,  Promoters and Control Persons".

No Opportunity for Shareholder Evaluation or Approval of Business
Combinations; Potential Loss of Dissenter's Rights.

       Non-affiliate shareholders of the Company will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information in connection with selecting a potential Business Combination. As a result, non-affiliate shareholders of the Company will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination. See "Description of Business - Shell Corporation - Opportunity for Shareholder Evaluation or Approval of Business Combinations".

Potential Inability to Retain Outside Advisors; No Opportunity for Shareholders to Select Outside Advisors; No Continuous Fiduciary Duty to the Company by Outside Advisors.

         The success of the Company may be dependent upon its ability to retain additional personnel with specific knowledge or skills necessary to assist the Company in evaluating a potential Business Combination. These persons may consist of accountants, technical experts, appraisers, attorneys, or other consultants or advisors. There can be no assurances that the Company's limited resources will enable it to retain such necessary additional personnel. Also, the selection of any such advisors will be made by the Company's officers without any input from shareholders; and such outside advisors will likely not owe a continuing fiduciary duty or other obligation to the Company. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination".

Voting Control of Management; Management's Ability to Control the Company's Affairs and Operations; No Disinterested Members of the Board of Directors.

         Management of the Company owns approximately 89.17% of the issued and outstanding shares

<PAGE 8>

of the Company's common stock. The Company's Articles of Incorporation do not provide for cumulative voting for the election of directors. Consequently, management of the Company is able to elect all of the Company's directors, appoint officers and otherwise control the Company's affairs and operations. Further, the board of directors currently has no formal committees, such as a compensation committee or an audit committee, and most likely will not form such committees until some time after the consummation of a Business Combination. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Securities".

Management Not Required to Commit Their Full Time to the Affairs of the Company; Management's Potential Conflicts of Interest in Presenting Business Opportunities to the Company as a Result of Multiple Affiliations.

         It is anticipated that the Company's officers and directors will devote approximately 5% of their time to the affairs of the Company. Since none of the Company's key personnel are required to commit their full time to the affairs of the Company, such personnel may have conflicts of interest in allocating management time among various business activities. Certain activities which may be performed by such individuals in connection with their other business affiliations may be deemed competitive with the business of the Company. Additionally, the Company's officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are affiliated. Such persons may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As a result of multiple business affiliations, the Company's officers and directors may have similar legal obligations relating to presenting certain business opportunities to the various entities upon which they serve as directors. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by the board of directors with respect to the foregoing criteria. There can be no assurances that any of the foregoing conflicts will be resolved in favor of the Company. See "Description of Business - Shell Corporation -'Selection of a Target Business and Structuring of a Business Combination' and 'Conflicts of Interest'".

Potential Securities Sales by Affiliate Shareholders.

      It is possible for the Company's principal shareholders to actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Description of Business - Shell Corporation - 'Conflicts of Interest' and 'Selection of a Target Business and Structuring of a Business Combination'".


<PAGE 9>

Indemnification of Officers and Directors; Loss of Certain Anti-takeover Protections Due to Election out of Anti-takeover Statutes.

         The Company's Articles of Incorporation provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law; and (ii) the Company has elected not to be governed by Sections 607.0901 and 607.0902 of the Florida Business Corporation Act and other laws relating thereto (the "Anti-Takeover Sections").

         Because of the Company's election not to be governed by the Anti-Takeover Sections, the Company will not be subject to the provisions of Florida law which provide that certain transactions between the Company and an "interested shareholder" or any affiliate of the "interested shareholder" be approved by two-thirds of the Company's outstanding shares. An "interested shareholder" as defined in Section 607.0901 of the Florida Business Corporation Act is any person who is the beneficial owner of more than 10% of the outstanding shares of the company who is entitled to vote generally in the election of directors. In addition, because of the Company's election not to be governed by the Anti-Takeover Sections, the Company will not have the alleged assistance against unfriendly take-over attempts purportedly provided by that statute. See "Description of Business - 'Selection of a Target Business and Structuring of a Business Combination' and 'Conflicts of Interest'".

No Public Trading Market for the Company's Securities; No Assurance That a Public Trading Market Will Develop.

          No public trading market for the Common Stock exists. There can be no assurances that a regular trading market will develop for the shares of Common Stock or that, if developed, any such market will be sustained. Trading of the Common Stock will likely be conducted through what is customarily known as the Over-The-Counter Bulletin Board. Any market for the Common Stock which may result will likely be less well developed than if the Common Stock were traded in NASDAQ or an exchange. See "Description of Business - Shell Corporation - Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability" and Part II "Market for Common Equity and Related Stockholder Matters - Market Information".

Likelihood the Company's Securities will be Subject to the SEC's Penny Stock Regulations; Potential Difficulties in Reselling Securities.

         The Company's securities, if and when available for trading, will likely be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks

<PAGE 10>

in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's Common Stock becomes subject to the penny stock rules, shareholders may find it more difficult to resell their shares of Common Stock. See "Description of Business - Shell Corporation - Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability" and Part II "Market for Common Equity and Related Stockholder Matters - Market Information".

Authorization of Additional Securities; Likelihood That a Substantial Amount of Additional Securities Will Be Issued in Connection with a Business Combination; Potential Adverse Effect on the Market Price of Such Securities.

         The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value $.001 per share. The Company will, in all likelihood, issue a substantial number of additional shares of Common Stock in connection with a Business Combination. To the extent that additional shares of Common Stock are issued, dilution to the interests of the Company's shareholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with a Business Combination, a change in control of the Company is likely to occur which may impact, among other things, the utilization of net operating losses, if any. Furthermore, the issuance of a substantial number of shares of Common Stock may cause dilution and adversely affect prevailing market prices, if any, for the Common Stock. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination" and "Description of Securities".

Shares Eligible for Future Sale; Potential Adverse Effect on Any Future Market Price of Securities from Sales of Restricted Stock; Potential Adverse Effect on the Company's Ability to Raise Capital Through the Sale of its Securities.

         Presently, all of the 785,000 shares of Common Stock issued and outstanding are "restricted securities", as that term is defined under Rule
144 ("Rule 144"), promulgated under the Securities Act. So long as all of the conditions of Rule 144 are met; in (i) April, 2000, 700,000 shares;
(ii) May, 2000, 35,000 shares; and (iii) June/July, 2000, 50,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares. The SEC is of the view that Rule
144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act. No prediction can be made as to the effect, if any, that sales of "restricted" shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market

<PAGE 11>

prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Security Ownership of Certain Beneficial Owners and Management" and Part II "Market For Common Equity and Related Stockholder Matters".

Payment of Dividends Unlikely.

         The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. See "Description of Securities - Dividends".

"SHELL" CORPORATION

Background.

      Since the Company conducts virtually no business operations, other than its efforts to effectuate a Business Combination, the Company can be characterized as a "shell" corporation. As a shell corporation, the Company faces special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. Further, as a new or"start-up" company, the Company faces all of the unforeseen costs, expenses, problems, and difficulties related to new companies. The Company is dependent upon its officers and directors and their efforts to effectuate a Business Combination. Accordingly, the Company's shareholders will not have an opportunity to evaluate the specific merits or risks of any one or more Business Combinations and will have no control over the decision making relating to such. In the event the Company loses the services of any of these officers or directors, the Company could be adversely affected.

      Due to the limited capital available to the Company, the consummation of a Business Combination will likely involve the acquisition of, or merger or consolidation with, a company that does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various federal and state securities laws that regulate initial public offerings.
A Target Business might desire, among other reasons, to create a public market for their shares in order to enhance liquidity for current shareholders, facilitate raising capital through the public sale of securities of which a prior existence of a public market for its securities exists, and/or acquire additional assets through the issuance of securities rather than for cash.

      No trading market in the Company's securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in the Company's securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in the Company's securities will develop. Presently, all of the Company's outstanding securities, which includes all shares of its Common Stock, are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). So

<PAGE 12>

long as all of the conditions of Rule 144 are met; in (i) April, 2000, 700,000 shares; (ii) May, 2000, 35,000 shares; and (iii) June/July, 2000,
50,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares. The SEC is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act. See "Description of Securities".

      The Company cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming; possibly in excess of many months or years. Additionally, no assurance can be made that the Company will be able to effectuate a Business Combination on terms favorable to the Company. The Company might identify and effectuate a Business Combination with a Target Business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the Target Business is not identified at this time. If this occurs, the Company and its shareholders might not realize any type of profit.

Unspecified Industry and Target Business.

      The Company will seek to acquire a Target Business without limiting itself to a particular industry. Most likely, the Target Business will be primarily located in the United States, although the Company reserves the right to acquire a Target Business primarily located outside the United States. In seeking a Target Business, the Company will consider, without limitation, businesses which (i) offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas: health care and health products, educational services, environmental services, consumer-related products and services (including amusement, entertainment and/or recreational services), personal care services, voice and data information processing and transmission and related technology development or (ii) is engaged in wholesale or retail distribution. To date, the Company has not selected any particular industry or any Target Business in which to concentrate its Business Combination efforts. Accordingly, the Company is only able to make general disclosures concerning the risks and hazzards of effectuating a Business Combination with a Target Business since there is presently no current basis for the Company to evaluate the possible merits or risks of the Target Business or the particular industry in which the Company may ultimately operate. Any Target Business that is selected will be required to have audited financial statements prior to the commencement of a the Business Combination. To the extent the Company effects a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), the Company will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that the Company effects a Business Combination with a Target Business in an industry characterized by a high level of risk, the Company will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or Target Business, there can be no assurances that the Company will properly ascertain or assess all significant risk factors.

<PAGE 13>

Probable Lack of Business Diversification.

      As a result of the limited resources of the Company, the Company, in all likelihood, will have the ability to effect only a single Business Combination. Accordingly, the prospects for the Company's success will be entirely dependent upon the future performance of a single business. Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly likely that the Company will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. The Company's probable lack of diversification could subject the Company to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which the Company may operate subsequent to consummation of a Business Combination. The prospects for the Company's success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of management assistance to the Target Business by the Company, there can be no assurance that the Target Business will prove to be commercially viable.

Limited Ability to Evaluate Target Business' Management.

      While the Company's ability to successfully effect a Business Combination will be dependent upon certain key personnel, the future role of such personnel in the Target Business cannot presently be stated with any certainty. It is unlikely that any of the Company's key personnel will remain associated in any operational capacity with the Company following a Business Combination. Moreover, there can be no assurances that such personnel will have any experience or knowledge relating to the operations of the particular Target Business. Furthermore, although the Company intends to closely scrutinize the management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination, there can be no assurances that the Company's assessment of such management will prove to be correct, especially since none of the Company's current key personnel are professional business analysts. See "Directors, Executive Officers, Promoters and Control Persons". Accordingly, the Company will be dependant, in some significant respects, on the ability of the management of the Target Business who are unidentifiable as of the date hereof. In addition, there can be no assurances that such future management will have the necessary skills, qualifications or abilities to manage a public company. The Company may also seek to recruit additional managers to supplement the incumbent management of the Target Business. There can be no assurances that the Company will have the ability to recruit such additional managers, or that such additional managers will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management.

Opportunity for Shareholder Evaluation or Approval of Business Combinations.

      Non-affiliate shareholders of the Company will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which will be made available to the Company in connection with selecting a potential Business Combination until after

<PAGE 14>

the Company has entered into an agreement to effectuate a Business Combination. Such agreement to effectuate a Business Combination, however, will be subject to shareholder approval pursuant to applicable law. As a result, non-affiliate shareholders of the Company will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination.

Selection of a Target Business and Structuring of a Business Combination.

      The Company's management anticipates that the selection of a Target Business will be complex and risky because of competition for such business opportunities among all segments of the financial community. The nature of the Company's search for the acquisition of a Target Business requires maximum flexibility inasmuch as the Company will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. Investors should recognize that the possible lack of diversification among the Company's acquisitions may not permit the Company to offset potential losses from one venture against profits from another. Management of the Company will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. In addition, in evaluating a prospective Target Business, management will consider, among other factors, the following factors which are not listed in any particular order:

      -      financial condition and results of operation of the Target
             Business;

      - growth potential and projected financial performance of the Target Business and the industry in which it operates;

      - experience and skill of management and availability of additional personnel of the Target Business;

      -      capital requirements of the Target Business;

      - the availability of a transaction exemption from registration pursuant to the Securities Act for the Business Combination;

      -      the location of the Target Business;

      -      competitive position of the Target Business;

      - stage of development of the product, process or service of the Target Business;

<PAGE 15>

      - degree of current or potential market acceptance of the product, process or service of the Target Business;

      - possible proprietary features and possible other protection of the product, process or service of the Target Business;

      - regulatory environment of the industry in which the Target Business operates;

      -      costs associated with effecting the Business Combination; and

      - equity interest in and possible management participation in the Target Business.

      The foregoing criteria are not intended to be exhaustive; any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management of the Company in connection with effecting a Business Combination consistent with the Company's business objective. In many instances, it is anticipated that the historical operations of a Target Business may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a Target Business to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may engage in a Business Combination with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because in many instances, management of the Target Business will not have proven its abilities or effectiveness, the eventual market for the products or services of the Target Business will likely not be established, and the Target Business may not be profitable subsequent to a Business Combination.

      The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. In connection with its evaluation of a prospective Target Business, management anticipates that it will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to the Company. The time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and

<PAGE 16>

preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. The Company's management intends to devote only a small portion of their time, approximately 5%, to the affairs of the Company and, accordingly, consummation of a Business Combination may require a greater period of time than if the Company's management devoted their full time to the Company's affairs. However, each officer and director of the Company will devote such time as they deem reasonably necessary, up to 100%, to carry out the business and affairs of the Company, including the evaluation of potential Target Businesses and the negotiation of a Business Combination and, as a result, the amount of time devoted to the business and affairs of the Company may vary significantly depending upon, among other things, whether the Company has identified a Target Business or is engaged in active negotiation of a Business Combination. Any costs incurred in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to the Company and reduce the amount of capital available to otherwise complete a Business Combination or for the resulting entity to utilize. In the event the Company depletes its present cash reserves, the Company might be forced to cease operations and a Business Combination might not occur.

      The Company anticipates that it will locate and make contact with Target Businesses primarily through the reputation and efforts of its management, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, and undertake such further reasonable investigation as management deems appropriate. Management does not intend to actively solicit or contact prospective Targets directly. Rather, management believes that prospective Target Businesses will be referred to the Company through management's network of business contacts. The officers and directors of the Company's primary businesses include business and management consulting and a securities law practice. See "Directors, Executive Officers, Promoters and Control Persons". As a result of the field of their primary present occupations and reputations therein, management believes that the Company will be made aware of numerous unsolicited potential Target Businesses, since, this already occurs on an almost weekly basis. Existing and potential clientele of the officers and directors of the Company may be considered potential Target Businesses; however, the Company will not engage in any discussions regarding the possibility a Business Combination with the Company until after the effective time of this registration statement. The Company also expects that many prospective Target Businesses will be brought to its attention from various other non-affiliated sources, including securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community. The Company has neither the present intention, nor does the present potential exist for the Company, to consummate a Business Combination with a Target Business in which the Company's management, promoters, or their affiliates or associates directly or indirectly have a pecuniary interest, although no existing corporate policies of the Company would prevent this from occurring. The Company will not advertise or promote itself in any financial or trade publications, or any other type of written publications or other type of media, to seek potential Target Businesses. Although there are no current plans to do so, the Company may engage the services of professional firms that specialize in finding business acquisitions and pay a finder's fee or other compensation. Since the Company has no current plans

<PAGE 17>

to utilize any outside consultants or advisors to assist in a Business Combination, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. In no event will the Company pay a finder's fee or commission to officers or directors of the Company or any entity with which they are affiliated for such service. Moreover, in no event shall the Company issue any of its securities to any officer, director or promoter of the Company, or any of their respective affiliates or associates, in connection with activities designed to locate a Target Business.

      As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of a Business Combination. The Company will evaluate the possible tax consequences of any prospective Business Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment to the Company, the Target Business and their respective stockholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately assent to the Company's tax treatment of a particular consummated Business Combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing the tax treatment of a Business Combination, there may be adverse tax consequences to the Company, the Target Business and their respective stockholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

      Although the Company has no commitments as of the date of this registration statement to issue any shares of Common Stock, preferred stock, options or warrants, other than as described in this registration statement, the Company will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent that such additional shares are issued, dilution to the interests of the Company's stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with the consummation of a Business Combination, a change in control of the Company is likely to occur which will likely affect, among other things, the Company's ability to utilize net operating loss carry forwards, if any. Any such change in control may also result in the resignation or removal of the Company's present officers and directors. If there is a change in management, no assurance can be given as to the experience or qualification of such persons, either in the operation of the Company's activities or in the operation of the business, assets or property being acquired. Management considers it likely that in order to consummate a Business Combination, a change in control will occur; therefore, management anticipates offering a controlling interest in the Company to a Target Business in order to effectuate a Business Combination.

      The officers and directors of the Company may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management or affiliates of

<PAGE 18>

management. It is likely that no other shareholder of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that such selling officers and directors will be provided. See "Description of Business - Shell Corporation - Conflicts of Interest".

      Pursuant to Sections. 607.0901(5) and 607.0902(5) of the Florida Business Corporation Act, the Company has inserted certain provisions in its articles of incorporation which have the effect of removing the Company from the purview of the affiliated transaction and control-share acquisition statutes promulgated under Sections 607.0901 and 607.0902 of the Florida Business Corporation Act and hence, the protections afforded by such statutes.

      Section. 607.0901 of the Florida Business Corporation Act imposes limitations on the exercise of corporate control, directly or indirectly, by a beneficial owner of more than 10% of a corporation's outstanding voting stock (an "interested shareholder"). The corporation's "disinterested directors" as defined therein, or a supermajority of the corporation's shareholders (other than the interested shareholder and related parties) are required to approve certain business combinations and corporate transactions with the interested shareholder or any entity or individual controlled by the interested shareholder ("affiliated transaction"), unless certain statutory exemptions apply, or the corporation has opted out of the affiliated transactions statute. The stated purpose of the affiliated transactions statute is to assure that Florida shareholders who do not tender their shares in a hostile takeover offer receive a fair price for those shares in a second-step, freeze-out transaction. By removing the Company from the purview of Florida's affiliated transaction statute, the consideration received by selling shareholders in a "second-step" transaction could be less than the consideration received by the selling shareholders in the initial
transaction.   See "Certain Relationships and Related Transactions".

      Section. 607.0902 of the Florida Business Corporation Act denies corporate control to an acquirer of control shares by extinguishing the voting rights of shares of an "issuing public corporation", as defined therein, acquired in a "control share acquisition", as defined therein. Voting rights may be reinstated to the extent provided in a shareholders' resolution approved by (1) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series and (2) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series, excluding all "interested shares" (ie., generally speaking, those shares that may be voted by or at the direction of a person who made a control-share acquisition or an officer or employee/director of the subject "issuing public corporation"). The acquisition of shares is not directly affected, only the voting rights attendant to control shares. Other shares of the same corporation that are owned or acquired by the same person are not affected. The stated purpose of the control share acquisitions statute is to protect Florida shareholders by affording them an opportunity to decide whether a change in corporate control is desirable. By removing the Company from the purview of Florida's control-share acquisition statute, shares of an "issuing public corporation" acquired pursuant to a control acquisition are not deemed to be "control-share acquisitions", which, in the Company's case, effectively denies non-management/affiliate shareholders an opportunity to approve or consent to an acquirer's purchase

<PAGE 19>

of such management or affiliate's stock pursuant to a Business Combination. See "Description of Business - Shell Corporation - Conflicts of Interest" and "Certain Relationships and Related Transactions".

      There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to the Company to effect a Business Combination or otherwise finance the operations of the Target Business. However, the Company's limited resources and lack of operating history could make it difficult for the Company to borrow additional funds from other sources. The amount and nature of any borrowings by the Company will depend on numerous considerations, including the Company's capital requirements, potential lenders' evaluation of the Company's ability to meet debt service on borrowings and the then prevailing conditions in the financial markets, as well as general economic conditions. The Company does not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in the best interests of the Company. The inability of the Company to borrow funds required to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on the Company's financial condition and future prospects, including the ability to effect a Business Combination. To the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, all the risks inherent thereto.

      If securities of the Company are issued as part of an acquisition, such securities are required to be issued either in reliance upon exemptions from registration under applicable federal or state securities laws or registered for public distribution. The Company intends to primarily target only those companies where an exemption from registration would be available; however, since the structure of the Business Combination has yet to be determined, no assurances can be made that the Company will be able to rely on such exemptions. Registration of securities typically requires significant costs and time delays are typically encountered. In addition, the issuance of additional securities and their potential sale in any trading market which might develop in the Company's Common Stock, of which there is presently no trading market and no assurances can be given that one will develop, could depress the price of the Company's Common Stock in any market which may develop in the Company's Common Stock. Further, such issuance of additional securities of the Company would result in a decrease in the percentage ownership of the Company's present shareholders.

      Due to the Company's small size and limited amount of capital, considerable business constraints could be imposed on the Company with respect to its ability to raise additional capital if and when needed. Until such time as any enterprise, product or service which the Company acquires generates revenues sufficient to cover operating costs, it is conceivable that the Company could find itself in a situation where it needs additional funds in order to continue its operations. This

<PAGE 20>

need could arise at a time when the Company is unable to borrow funds and when market acceptance for the sale of additional shares of the Company's Common Stock does not exist.

Conflicts of Interest.

      None of the Company's officers and directors are required to commit their full time to the affairs of the Company and, accordingly, such persons may have conflicts of interest in allocating management time among various business activities. The officers and directors of the Company may engage in other business activities similar and dissimilar to those engaged in by the Company. To the extent that such persons engage in such other activities, they will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to the Company.

      Presently, Mr. Bovi is the President of David M. Bovi, P.A., a private practice securities law firm, and Mr. Colucci is a consultant with Harbor Town Management Group, Inc., a privately held business management firm which provides business and management consulting services. See "Directors, Executive Officers, Promoters and Control Persons".

      Further, the Company's officers and directors formed four other shell corporations simultaneously with the formation of the Company, which have a structure and a business plan identical to that of the Company.
It is likely that the Company's officers and directors will form additional shell corporations in the future, with a business plan similar or identical to that of the Company. The four other shell companies which were formed at the same time as the Company have an identical structure and business plan as the Company and do not currently create a conflict of interest with the Company since they have the same shareholders. However, certain activities which may be performed by such individuals in connection with their other business affiliations may be deemed competitive with the business of the Company. See "Directors, Executive Officers, Promoters and Control Persons - Other Blank Check Activities". Also, the Company's officers and directors are presently affiliated with, and may in the future become affiliated with, other entities, including registered shell corporations, which may engage in business activities similar to those intended to be conducted by the Company. Such potential conflicts of interest include, among other things, time, effort and corporate opportunity involved in their participation in other business transactions. As no policy has been established for the resolution of such a conflict, the Company could be adversely affected should such officers or directors choose to place their other business interests before those of the Company. No assurance can be given that such potential conflicts of interest will not cause the Company to lose potential opportunities.

      In the course of their other business activities, including private investment activities, the Company's officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to the Company as well as the other entities with which they are affiliated. Such persons may have conflicts of interest in determining to which entity a particular business opportunity should be presented. A director's duty of loyalty to a corporation includes an obligation not to usurp business opportunities that, in fairness, should belong to the

<PAGE 21>

corporation. In general, officers and directors of a corporation incorporated under the laws of the State of Florida have a fiduciary duty to make available to such corporation business opportunities that they become aware of through their association with the corporation. If a Florida court finds that an officer or director has violated this obligation, the court may require the director or officer to pay over to the corporation all profits made from the transaction or to convey to the corporation any assets that might have been acquired by the corporation but for the disloyal act of the director or officer. Accordingly, as a result of multiple business affiliations, the Company's officers and directors may have similar legal obligations relating to presenting certain business opportunities to multiple entities. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by the board of directors with respect to the foregoing criteria. There can be no assurances that any of the foregoing conflicts will be resolved in favor of the Company. In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, the Company shall not consider Business Combinations with entities owned or controlled by officers, directors, greater than 10% shareholders of the Company or any person who directly or indirectly controls, is controlled by or is under common control with the Company. The Company may consider Business Combinations with entities owned or controlled by persons other than those persons described above. There can be no assurances that any of the foregoing conflicts will be resolved in favor of the Company.

      The officers and directors of the Company may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management or affiliates of management. Pursuant to Section. 607.0902(5) of the Florida Business Corporation Act, the Company has inserted certain provisions in its articles of incorporation which has the effect of removing the Company from the purview of the control-share acquisition statute promulgated under
Section 607.0902 of the Florida Business Corporation Act, and hence, the protection afforded by such statute. Thus, it is likely that no other shareholder of the Company will be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that such selling officers, directors or affiliates will be provided. Also, such shareholders will not be afforded an opportunity to approve or consent to such management or affiliate's stock purchase. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination". It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Investment Company Act and Other Regulation

      The Company may participate in a Business Combination by purchasing, trading or selling the securities of such Target Business. The Company does not, however, intend to engage primarily in such activities.
Specifically, the Company intends to conduct its activities so as to avoid being

<PAGE 22>

classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

      The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a Business Combination as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

      Any securities of a Target Business which the Company might acquire pursuant to a Business Combination will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If the Company elects to resell or "spin off" such securities, such a transaction cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Securities Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale of a Target Business' securities to a limited number of third persons; but would not be available for a "spin off" transaction which would likely require registration of such specific securities or the class of such securities. Although the Company's plan of operation does not contemplate the resale or "spin off" transaction of an acquired Target Business' securities, if such a transaction were to be necessary, the Company would be required to comply with the provisions of the Securities Act to effect the transaction.

       An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability.

      The Securities and Exchange Commission (the "Commission") has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company's securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of shareholders of the Company to sell their shares of Common Stock in the secondary market.

<PAGE 23>

      In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks", which include Section 3(a)(51)(A) and Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9
under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

      Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

      The Company has 50,000,000 shares of authorized Common Stock with 785,000 shares of Common Stock outstanding. See "Description of
Securities". No trading market in the Company's securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in the Company's securities until such time as a Business Combination occurs with a Target Business. No assurances are given that subsequent to such a Business Combination that a trading market in the Company's securities will develop. Presently, all of the Company's outstanding securities, which includes all shares of its Common Stock, are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended
(the "Securities Act"). So long as all of the conditions of Rule 144 are met; in (i) April, 2000, 700,000 shares; (ii) May, 2000, 35,000 shares; and
(iii) June/July, 2000, 50,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. No assurances are made;
however, that Rule 144 will be available at any time for any shareholder's shares. The SEC is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act. See "Description of Securities".

INTENSE COMPETITION FROM OTHER BLANK CHECK COMPANIES

      The Company expects to encounter intense competition from other entities having a business objective similar to that of the Company. Many of these entities, including venture capital partnerships and corporations, blind pool companies, large industrial and financial institutions, small business investment companies and wealthy individuals, are well-established and have extensive

<PAGE 24>

experience in connection with identifying and effecting Business Combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than the Company and there can be no assurances that the Company will have the ability to compete successfully. The Company's financial resources will be limited in comparison to those of many of its competitors. This inherent competitive limitation could compel the Company to select certain less attractive Target Businesses for a Business Combination. There can be no assurances that such Target Businesses will permit the Company to meet its stated business objective. Management believes, however, that the Company's status as a reporting public entity could give the Company a competitive advantage over privately held entities having a similar business objective to that of the Company in acquiring a Target Business with significant growth potential on favorable terms.

UNCERTAINTY OF COMPETITIVE ENVIRONMENT OF TARGET BUSINESS

         In the event that the Company succeeds in effecting a Business Combination, the Company will, in all likelihood, become subject to intense competition from competitors of the Target Business. In particular, certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. There can be no assurances that, subsequent to a Business Combination, the Company will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.

FEDERAL SECURITIES LAWS COMPLIANCE

      Under the Federal securities laws, companies reporting under the Exchange Act must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for a Target Business with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, the Company's policy is to only effect a Business Combination with a Target Business that has available the requisite audited financial statements. "Description of Securities - Securities Exchange Act of 1934".

FACILITIES

      The executive and business office of the Company consists of office space located at 319 Clematis Street, Suite 812, West Palm Beach, Florida 33401. Pursuant to a written lease, the Company sub-leases this office space on a month-to-month basis at below fair market value rates from David
M. Bovi, P.A., a corporation controlled by David M. Bovi, a shareholder and director of the Company and the Company's chief executive officer. The Company believes this office space is adequate to serve its needs until such time as a Business Combination occurs. The Company expects to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs. See "Description of Property" and "Certain Relationships and

<PAGE 25>

Related Transactions".

EMPLOYEES

      As of the date of this Prospectus, the Company is in the development stage and currently has no full time employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating Target Businesses. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific Business Combination.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION

      The Company is presently a development stage company conducting virtually no business operation, other than its efforts to effect a Business Combination with a Target Business which the Company considers to have significant growth potential. To date, the Company has neither engaged in any operations nor generated any revenue. It receives no cash flow. The Company will carry out its plan of business as discussed above. See "Description of Business". The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a Business Combination or whether its capital will be further depleted by the operating losses (if any) of the Target Business which the Company effectuates a Business Combination with.

      Since inception, the Company has received a cash infusion of $3,500. With the exception of certain other professional fees and costs related to a Business Combination, the Company expects that it will incur minimal operating costs and meet its cash requirements during the next 12 months. It is likely, however, that a Business Combination might not occur during the next 12 months. In the event the Company depletes its present cash reserves prior to the effectuation of a Business Combination, the Company may cease operations and a Business Combination may not occur. David M. Bovi, P.A., the Company's sub-lessor, has agreed to waive all of the Company's rent payments, if necessary, in order to preserve the Company's cash reserves. See "Description of Property". No commitments of any kind to provide additional funds have been made by management, other present shareholders or any other third person. There are no agreements or understandings of any kind with respect to any loans from officers or directors of the Company on behalf of the Company. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company elects to raise additional capital prior to the effectuation of a Business Combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

      Since inception, all of the Company's out of pocket expenses, which approximated $2,000 were paid pursuant to a $1,000 capital infusion made to the Company by the Company's promoters

<PAGE 26>

in exchange for 510,000 shares of Common Stock and $2,500 capital infusion made to the Company pursuant to the private sale of 50,000 shares of Common Stock. Additionally, services to the Company valued at $441 were paid pursuant to the issuance of 225,000 shares of Common Stock. See "Recent Sales of Unregistered Securities".

      Since the Company's cash reserves are minimal, officers and director's of the Company are compensated by the Company by issuances of stock in lieu of cash. See "Executive Compensation". Presently, there are no arrangements or anticipated arrangements to pay any type of additional
compensation to any officer or director in the near future.   Regardless
of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. See "Certain Relationships and Transactions".

COMPUTER TECHNOLOGIES AND YEAR 2000 COMPLIANCE.

      The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. Many existing computer programs use only two digits to identify a year in the date field. The Company has assessed the computer software that it utilizes and considers such software to be year 2000 compliant; however, because of the many uncertainties associated with the year 2000 compliance issues, the Company cannot assure that its assessment is correct with respect to this matter.

DESCRIPTION OF PROPERTY.

      The executive and business office of the Company consists of office space located at 319 Clematis Street, Suite 812, West Palm Beach, Florida 33401. Pursuant to a written lease, the Company sub-leases this office space on a month-to-month basis at below fair market value rates from David
M. Bovi, P.A., a corporation controlled by David M. Bovi, a shareholder and director of the Company and the Company's chief executive officer. The Company believes this office space is adequate to serve its needs until such time as a Business Combination occurs. The Company expects to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to the Company to be the beneficial owner of more than five percent (5%) of Company's Common Stock:

Name and Address             Amount and Nature           Percent of Class
of Beneficial Owner          of Beneficial Ownership

David M. Bovi                         400,000                   50.95%

<PAGE 27>

319 Clematis Street, Suite 812
West Palm Beach, Fl 33401

William R. Colucci                    300,000                   38.21%
120 S. Olive Avenue, Suite 705
West Palm Beach, Fl 33401

      The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Name and Address          Amount and Nature           Percent of Class
of Beneficial Owner       of Beneficial Ownership

David M. Bovi                     400,000 (D)                  50.95%
319 Clematis Street, Suite 812
West Palm Beach, Fl 33401

William R. Colucci                300,000 (D)                  38.21%
120 S. Olive Avenue, Suite 705
West Palm Beach, Fl 33401

All Officers and Directors
as a Group (2 persons).           700,000 (D)                  89.17%

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The current directors and executive officers of the Company are as follows:

Name                            Age                        Position
_______                       _______                    ____________
David M. Bovi                    33                    Director, Chief
                                                       Executive Officer

William R. Colucci               60                    Director, President,
                                                       Treasurer, Secretary
_________________________
      Mr. Bovi has served as a director and chief executive officer of the Company since its inception in April of 1999. Mr. Bovi is also presently the sole shareholder, officer and director of David M. Bovi, P.A., a private practice law firm which concentrates its practice in representing public and private entities with respect to corporate and securities law and merger and acquisition transactions. He has held this position since April, 1996. Additionally, Mr. Bovi is an officer and director of other shell companies with the same business plan as the Company. See "Directors,

<PAGE 28>

Executive Officers, Promoters and Control Persons - Other Blank Check Activities" and "Description of Business - Shell Corporation - Conflicts of Interest". From November 1995 to April 1996 he worked as a transactional corporate and securities and mergers and acquisitions attorney at Communications/USA, a privately held cellular paging services firm located in Palm Beach County, Florida. During 1994 and 1995 he served as an associate attorney in the corporate securities law department of the law firm of Robert C. Hackney and Associates, Chartered, which served as of counsel to the law firm of Desantis Gaskill & Hunston, Palm Beach County, Florida. Also, in 1994, he served as an associate attorney in the corporate securities law department of the law firm of Cohen Chernay et al., Palm Beach County, Florida. Mr. Bovi received his LL.M. Degree (Masters Degree of Law) in Securities Regulation from Georgetown University Law School in May, 1993, his Juris Doctor Degree from St. Thomas University School of Law in May, 1992, and his Bachelor of Arts Degree in Economics from the State University of New York at Buffalo in May, 1989. He has been a member in good standing of the Florida Bar since October, 1992.

      Mr. Colucci has served as a director, president, secretary and treasurer of the Company since its inception in April, 1999. Mr. Colucci is also presently a consultant with a privately held management firm known as Harbor Town Management Group, Inc., a Florida corporation, which provides business consulting services. Additionally, Mr. Colucci is an officer and director of other shell companies with the same business plan as the Company. See "Directors, Executive Officers, Promoters and Control Persons - Other Blank Check Activities" and "Description of Business-Shell Corporation - Conflicts of Interest". From September 1997 to December 1999, Mr. Colucci served as a director of Net Lnnx, Inc., a publicly traded corporation which, in March, 1999, reorganized with PrintOnTheNet.Com, Inc. which provides printing services on the Internet via e-commerce. Prior to this reorganization, Net Lnnx, Inc. served as a "shell" corporation. From June 1996 to May 1997, Mr. Colucci served as Chief Operating Officer and SEC Compliance officer for Physicians Laser Services, Inc., a publicly traded Delaware corporation traded in the Over-the-counter trading market. From April 1991 to May 1996, Mr. Colucci served as a senior partner of Decision Dynamics, Inc., a private business and real estate consulting firm. Prior to this, Mr. Colucci has served in senior management positions, including president and CEO of various companies. These companies included Bandak Corporation, a privately held jewelry and manufacturing company, Inmont Corporation, a publicly traded, billion dollar a year, chemical and paint manufacturing division of United Technologies, Inc., which is traded on the New York Stock Exchange, and Butcher & Sherrerd, a privately held securities brokerage firm based in Philadelphia, Pennsylvania. Mr Colucci received his Bachelor of Science Degree in Economics from St. Joseph's University in Philadelphia in 1964 and has successfully completed advanced courses of study at Stanford University's Graduate School of Business for executives of emerging growth companies.

      There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers and directors of the Company are acting on behalf of or will act
at the discretion of any other person.   The initial promoters of the
Company are David M. Bovi and William R. Colucci. The Company had no other promoters.

      Presently, the only persons who perform material operations on behalf of the Company

<PAGE 29>

are the Company's present officers and directors. Until such time as a Business Combination occurs, the officers and directors of the Company do not expect any significant changes in the composition of the Company's officers or board of directors. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

OTHER BLANK CHECK ACTIVITIES

      Each of the Company's officers, directors, and principal shareholders hold similar officer, director and shareholder positions with a total of six blank check companies (including the Company). The following table sets forth, as of the date hereof, these companies' identities, amount and percentage of beneficial ownership of each of the Company's officers, directors, and principal shareholders in such companies, and the percentage of time they intend to devote to these companies' affairs:

                                                       Percent of Time
Name, Filing Type         Amount and Percentage        Intended to Devote
SEC File Number           of Beneficial Ownership      To Company's Affairs
-----------------         -----------------------      ---------------------

BF Acquisition Group I, Inc.   400,000 shrs. (50.95%)(1)          5%
Form 10-SB/12G                 300,000 shrs. (38.21%)(2)
SEC File No. 0-26843

BF Acquisition Group II, Inc.  400,000 shrs. (50.95%)(1)          5%
Form 10-SB/12G                 300,000 shrs. (38.21%)(2)
SEC File No. 0-26845

BF Acquisition Group III, Inc. 400,000 shrs. (50.95%)(1)          5%
Form 10-SB/12G                 300,000 shrs. (38.21%)(2)
SEC File No. 0-26849

BF Acquisition Group IV, Inc.  400,000 shrs. (50.95%)(1)          5%
Form 10-SB/12G                 300,000 shrs. (38.21%)(2)
SEC File No. 0-26851

BF Acquisition Group V, Inc.   400,000 shrs. (50.95%)(1)          5%
Form 10-SB/12G                 300,000 shrs. (38.21%)(2)
SEC File No. 0-26853

Harbor Town Holding            9,115,625 shrs. (45.12%)(1)        5%
Group I, Inc.                  1,810,541 shrs. (8.96%)(2)
Form 10-SB/12G

<PAGE 30>

SEC File No. 0-23439
_______________________________
(1)   Represents shares owned by Mr. Bovi.
(2)   Represents shares held by Mr. Colucci.

          The Company and each of these other entities will be in competition with each other for Target Businesses. See "Description of Business - Shell Corporation - Conflicts of Interest". Presently, neither Mr. Bovi nor Mr. Colucci are actively seeking Target Business' to effect a Business Combination with any of the above-listed companies, since at this time, none of the above-listed companies are prepared to effectuate a Business Combination. Harbor Town Holding Group I, Inc. is presently not current with its SEC periodic filing obligations; and the SEC has yet to notify any of the B.F. Acquisition Group companies listed above that the SEC has no further comments on such companies' registration statements. Until such time as this occurs, which cannot be predicted with any degree of certainty, neither Mr. Bovi nor Mr. Colucci will evaluate any Target Business to effect a Business Combination with on behalf of these companies. Presently, no determination has been made as to these companies' priority with respect to the order which these companies will attempt to effectuate a Business Combination once they are prepared to so. However, as described above, the Company and each of these other entities will be in competition with each other for Target Businesses. See "Description of Business - Shell Corporation - Conflicts of Interest".

      Mr. Colucci had an affiliation with a former shell company as described below:

      From September 1997 to December 1999, Mr. Colucci served as a director of PrintOnTheNet.Com, Inc., (f/k/a Net Lnnx, Inc.), a former publicly traded, reporting shell corporation which now operates as a printing company. PrintOnTheNet.Com, Inc. provides printing services on the Internet via e-commerce.

      Net Lnnx was established in 1968 as a blank check company and in 1996 commenced operations in the cellular paging and Internet access industries. Since these ventures proved to have only limited success, Net Lnnx disposed of these business interest in January 1997 and once again became a shell corporation. In September 1997, Mr. Colucci was recruited as an officer and director of Net Lnnx to assist in the implementation of Net Lnnx's acquisition strategy. In March 1999, Net Lnnx reorganized with, and in July 1999 subsequently merged with, PrintOnTheNet.Com, Inc. In December 1999, Mr. Colucci resigned from his director position at PrintOnTheNet.Com, Inc. in order to devote more time to his consulting activities at his management firm. PrintOnTheNet.Com, Inc. presently trades on the over-the-counter bulletin board under the symbol POTN.

      Other than as described herein, neither Mr. Colucci nor Mr. Bovi is an affiliate of any other blank check company.

<PAGE 31>

EXECUTIVE COMPENSATION.

      EXECUTIVE COMPENSATION.

                                                                  Long Term
                                                                ------------
Compensation
-------------
               Annual Compensation                    Awards    Payouts
              --------------------                   -------    --------


 (a)     (b)     (c)      (d)     (e)    (f)        (g)         (h)
                               Other                                   All
Name &  Year  Salary   Bonus   Annual   Restricted Securities          Other
Position                       Compen-  Stock      Underlying  LTIP    Compen-
                               sation   Award(s)   Options/    Payouts sation
                                ($)     ($)        SARs(#)     ($)      ($)


______________________________________________________________________________



David   Since   -0-      -0-      -0-  284.20(1)     -0-     -0-   -0-
Bovi.  Inception
Director,1999
Chief
Executive
Officer


-------------------------------------------
(1) Represents 145,000 shares of Common Stock at $0.00196 per share.

      Neither Mr. Bovi nor Mr. Colucci are bound by an employment agreement with the Company. As a result, either of them may terminate their relationship with the Company at any time for any reason.

      Compensation of Directors

      At inception, Mr. Colucci received 45,000 shares of Common Stock valued at $88.20, or $0.00196 per share, which were issued for pre-incorporation services rendered and for agreeing to serve as an officer and director of the Company. See "Certain Relationships and Related Transactions". Other than as described in this registration statement, no officer or director has received any other remuneration. Until the Company effectuates a Business Combination, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions". The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the board of directors may recommend adoption of one or more such programs in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      On April 15, 1999, the Company adopted and agreed to be bound by the terms of a Pre-incorporation Consultation and Subscription Agreement dated April 10, 1999, between David M. Bovi and William R. Colucci pursuant to which such persons agreed to provide cash, certain pre-incorporation services and to take the steps necessary to organize the Company in return for the

<PAGE 32>

issuance to them of Company securities. Accordingly, on April 15, 1999, the Company issued such persons a total of 700,000 shares of Common Stock at $0.00196 per share. The cash consideration provided by such persons pursuant to the terms of the Pre-incorporation Consultation and Subscription Agreement totaled $1,000, or $0.00196 per share, and the services provided by such persons pursuant to the terms of the Pre-incorporation Consultation and Subscription Agreement, were valued at $372.40 or $0.00196 per share.

      Certificates evidencing the Common Stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, See "Market for Common Equity and Related Stockholder Matters".

      No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

      The Company has adopted a policy whereby any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a Target Business is to be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

      It is not currently anticipated that any other salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described in this registration statement. See "Executive Compensation".

      Pursuant to Sections. 607.0901(5) and 607.0902(5) of the Florida Business Corporation Act, the Company has inserted certain provisions in its articles of incorporation which has the effect of removing the Company from the purview of the control-share acquisition and affiliated transaction statutes promulgated under Sections 607.0901 and 607.0902 of the Florida Business Corporation Act and hence, the protections afforded by such statutes.

      Section. 607.0901 of the Florida Business Corporation Act imposes limitations on the exercise of corporate control, directly or indirectly, by a beneficial owner of more than 10% of a corporation's outstanding voting stock (an "interested shareholder"). The corporation's "disinterested directors" as defined therein, or a supermajority of the corporation's shareholders (other than the interested shareholder and related parties) are required to approve certain business combinations and corporate transactions with the interested shareholder or any entity or individual controlled by the interested shareholder ("affiliated transaction"), unless certain statutory exemptions apply, or the corporation has opted out of the affiliated transactions statute. The stated purpose of the affiliated transactions statute is to assure that Florida shareholders who do not tender their shares in a hostile

<PAGE 33>

takeover offer receive a fair price for those shares in a second-step, freeze-out transaction. By removing the Company from the purview of Florida's affiliated transaction statute, the consideration received by selling shareholders in a "second-step" transaction could be less than the consideration received by the selling shareholders in the initial transaction. See "Description of Business -Shell Corporation - Conflicts of Interest".

      Section. 607.0902 of the Florida Business Corporation Act denies corporate control to an acquirer of control shares by extinguishing the voting rights of shares of an "issuing public corporation", as defined therein, acquired in a "control share acquisition", as defined therein. Voting rights may be reinstated to the extent provided in a shareholders' resolution approved by (1) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series and (2) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series, excluding all "interested shares" (ie., generally speaking, those shares that may be voted by or at the direction of a person who made a control-share acquisition or an officer or employee/director of the subject "issuing public corporation"). The acquisition of shares is not directly affected, only the voting rights attendant to control shares. Other shares of the same corporation that are owned or acquired by the same person are not affected. The stated purpose of the control share acquisitions statute is to protect Florida shareholders by affording them an opportunity to decide whether a change in corporate control is desirable. By removing the Company from the purview of Florida's control-share acquisition statute, shares of an "issuing public corporation" acquired pursuant to a control acquisition are not deemed to be "control-share acquisitions", which, in the Company's case, effectively denies non-management/affiliate shareholders an opportunity to approve or consent to an acquirer's purchase of such management or affiliate's stock pursuant to a Business Combination. See "Description of Business -Shell Corporation - Conflicts of Interest".

      The executive and business office of the Company consists of office space located at 319 Clematis Street, Suite 812, West Palm Beach, Florida 33401. Pursuant to a written lease, the Company sub-leases this office space on a month-to-month basis at below fair market value rates from David
M. Bovi, P.A., a corporation controlled by David M. Bovi, a shareholder and director of the Company and the Company's chief executive officer. The Company believes this office space is adequate to serve its needs until such time as a Business Combination occurs. The Company expects to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs. See "Description of Property".

DESCRIPTION OF SECURITIES.

GENERAL

      The Company is authorized to issue 50,000,000 shares of Common
Stock, $0.001 par value and 5,000,000 shares of Preferred Stock. As of the date of this registration statement 785,000 shares of Common Stock are outstanding, held of record by approximately eight shareholders. No shares of Preferred Stock are outstanding. No other type of securities are authorized by the

<PAGE 34>

Company at this time.


COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. By virtue of their ownership of more than 50% of the outstanding Common Stock, the Company's officers and directors can elect all of the directors of the Company. Florida law permits the holders of the minimum number of shares necessary to take action at a meeting of shareholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided notice is given within ten days to all other shareholders. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive, redemption provisions or other subscription rights. All of the outstanding shares of Common Stock are fully paid and non-assessable.

DIVIDENDS

         The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of the Company's then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

PREFERRED STOCK

      The Company's Articles of Incorporation authorize the Company to issue 5,000,000 shares of Preferred Stock. The board of directors of the Company is authorized to provide for the issuance of such Preferred Stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may consist of a conversion feature whereby such Preferred Stock may be convertible into Common Stock. This type of preferred stock is commonly referred to as "blank check preferred stock". As of the date of this registration statement, no shares of Preferred Stock have been issued by the Company

<PAGE 35>

and no preferences, limitations and relative rights have been assigned.
The Company does not anticipate issuing any shares of Preferred Stock until such time that a Business Combination is effectuated.

 SECURITIES EXCHANGE ACT OF 1934

         By virtue of filing this registration statement, the Company is making an application with the Commission to register its Common Stock under the provisions of Section 12(g) of the Exchange Act. Such registration will require the Company to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act. If the Company seeks shareholder approval of a Business Combination at such time as the Company's securities are registered pursuant to Section 12(g) of the Exchange Act, the Company's proxy solicitation materials required to be transmitted to shareholders may be subject to prior review by the Securities and Exchange Commission. Under the federal securities laws, public companies must furnish certain information about significant acquisitions, which information may require audited financial statements of an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, if a prospective Target Business did not have available and was unable to reasonably obtain the requisite audited financial statements, the Company could, in the event of consummation of a Business Combination with such company, be precluded from (i) any public financing of its own securities for a period of as long as three years, as such financial statements would be required to undertake registration of such securities for sale to the public; and (ii) registration of its securities under the Exchange Act. As a result of these requirements, and in order to remain in compliance with the Company's policy, Target Businesses will be required to possess the requisite audited financial statements prior to the consummation of a Business Combination. See "Description of Business - General" and "Market For Common Equity and Related Stockholder Matters - Market Information".

      In the event the Company's obligation to file periodic reports under the Exchange Act is suspended, the Company presently intends to continue to file such periodic reports on a voluntary basis.

CERTAIN PROVISIONS OF THE COMPANY'S BYLAWS

         The Company's bylaws provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law. See "Indemnification of Directors and Officers".

TRANSFER AGENT

      The Company presently serves as its own transfer agent.

                                   PART II

<PAGE 36>

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION

      No public trading market presently exists for the Company's Common Stock, and there are no present plans, proposals, arrangements or understandings with any person with regard to the development of any trading market in any of the Company's securities. No shares of Common Stock have been registered for resale under the blue sky laws of any state. The holders of shares of Common Stock and persons who may desire to purchase shares of Common Stock in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of shareholders to sell their shares and of purchasers to purchase the shares of Common Stock. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, shareholders should consider the secondary market for the Company's securities to be a limited one.

      It is likely that the Company will not develop any trading market in the Company's Common Stock until such time as a Business Combination is effectuated and the requisite audited financial statements required
pursuant to Form 8-K (or its equivalent) are filed with the SEC.   No
assurances are made, however, that a trading market for the Company's Common Stock will ever develop.

      No shares of Common Stock of the Company are presently subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. However, the Company's Articles of Incorporation authorize the Company to issue 5,000,000 shares of preferred stock ("Preferred Stock"). The board of directors of the Company is authorized to provide for the issuance of such Preferred Stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may consist of a conversion feature whereby such Preferred Stock may be convertible into Common Stock. This type of preferred stock is commonly referred to as "blank check preferred stock". As of the date of this registration statement, no shares of Preferred Stock have been issued by the Company and no preferences, limitations and relative rights have been assigned. The Company does not anticipate issuing any shares of Preferred Stock until such time that a Business Combination is effectuated. See "Description of Securities - Preferred Stock".

      Approximately eight shareholders hold the Company's Common Stock.
The Company presently has 785,000 shares of Common Stock outstanding, and all such shares are deemed to be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. So long as all of the conditions of Rule 144 are met; in (i) April, 2000, 700,000 shares; (ii) May, 2000, 35,000 shares; and (iii) June/July, 2000,
50,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares. The SEC is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act.
See "Description of Securities".  The Company has not provided

<PAGE 37>

to any shareholder registration rights to register under the Securities Act any shareholder's shares for sale.

      In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the Common Stock is traded on a national securities exchange or the Nasdaq system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No assurances are made; however, that Rule 144 will be available at any time for any shareholder's shares. The SEC is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act.

      The Company has no present plans, proposals, arrangements, understandings or intention of selling any amount of shares of Common Stock in the public market subsequent to a Business Combination. Nevertheless, in the event that substantial amounts of Common Stock are sold in the public market subsequent to a Business Combination, such sales may adversely affect the price for the sale of the Company's equity securities in any trading market which may develop. No prediction can be made as to the effect, if any, that market sales of restricted shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time.

DIVIDENDS

      The Company has not paid any dividends on its Common Stock to date and does not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of the Company's then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

LEGAL PROCEEDINGS.

      As of the date hereof, the Company is not a party to any material legal proceedings, nor is it aware of any threatened litigation of a material nature.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      Not Applicable.

<PAGE 38>

RECENT SALES OF UNREGISTERED SECURITIES.

      As of the date of this registration statement, the Company has issued an aggregate of 785,000 shares of Common Stock as follows:

      On April 15, 1999, the Company adopted and agreed to be bound by the terms of a Pre-incorporation Consultation and Subscription Agreement dated April 10, 1999, between David M. Bovi and William R. Colucci pursuant to which such persons agreed to provide cash, certain pre-incorporation services, serve as an officer and director and to take the steps necessary to organize the Company in return for the issuance to them of Company securities. Accordingly, on April 15, 1999, the Company issued such persons a total of 700,000 shares of Common Stock at $0.00196 per share. Pursuant to the terms of the Pre-incorporation Consultation and Subscription Agreement, the cash consideration provided by such persons for 510,000 shares of Common Stock totaled $1,000, or $0.00196 per share, and the services provided by such persons for 190,000 shares of Common Stock were valued at $372.40, or $0.00196 per share. The Company relied on
Section 4(2) of the Securities Act since the transaction did not involve any public offering.

      On May 1, 1999, the Company issued 35,000 shares to one (1) non-accredited person in exchange for $68.60 in administrative services to the Company, or $0.00196 per share. This person was the only offeree in connection with this transaction. The Company relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.

      During June and July, 1999, the Company issued 50,000 shares to five non-accredited investors in exchange for $2,500 in cash, or $0.05 per share. These persons were the only offerees in connection with this transaction. The Company relied on Section 4(2) and Rule 505 of Regulation D of the Securities Act since the transaction did not involve any public offering.

      No underwriters were utilized and no commissions or fees were paid with respect to any of the above transactions. No other shares of Common Stock have been issued by the Company in any other transaction.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Company's bylaws contain the broadest form of indemnification for its officers and directors and former officers and directors permitted under Florida law. The Company's bylaws generally provide that: The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably

<PAGE 39>

incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

      Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the board of directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

      Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company.

      The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may he entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

FINANCIAL STATEMENTS

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)


                          INDEX TO FINANCIAL STATEMENTS
                         -------------------------------

                                                                    Page
REPORT OF INDEPENDENT AUDITORS                                       F-2

      Balance Sheet                                                  F-3

      Statement of Operations                                        F-4

      Statement of Changes in Stockholders' Equity                   F-5

      Statement of Cash Flows                                        F-6

NOTES TO FINANCIAL STATEMENTS                                  F-7 through
                                                               F-8

             REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
BF Acquisition Group I, Inc.

We have audited the accompanying balance sheet of BF Acquisition Group I, Inc. (the "Company"), a development stage company, as of April 30, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the period April 15, 1999 (date of incorporation) through April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BF Acquisition Group I, Inc. as of April 30, 1999, and the results of its operations and its cash flows for the period April 15, 1999 (date of incorporation) through April 30, 1999 in conformity with generally accepted accounting principles.

             By: /s/Ahearn, Jasco + Company, P.A.
             AHEARN, JASCO + COMPANY, P.A.
             Certified Public Accountants

Pompano Beach, Florida
May 20, 1999

                     BF ACQUISITION GROUP I, INC.
                    (A development stage company)
                            BALANCE SHEET
                            APRIL 30, 1999

                   ASSETS
                   ------

CURRENT ASSET - Cash and cash equivalents                 $1,000
                                                        -----------
                                                        -----------
       LIABILITIES AND STOCKHOLDERS' EQUITY
      -------------------------------------


STOCKHOLDERS' EQUITY:
Preferred stock, no par value; 5,000,000 shares
authorized; none issued or outstanding                     $   -
Common stock, $.001 par value; 50,000,000 shares
authorized; 700,000 shares issued and outstanding             700
Additional paid-in capital                                    672
Deficit accumulated during the development stage             (372)
                                                        -----------
      Total                                                $1,000
                                                        -----------
                                                        -----------

                     BF Acquisition Group I, Inc.
                    (A development stage company)
                       STATEMENT OF OPERATIONS
   FOR PERIOD APRIL 15, 1999 (date of incorporation) THROUGH
                           APRIL 30, 1999

REVENUE                                                    $  --

GENERAL AND ADMINISTRATIVE EXPENSES                          372

      LOSS BEFORE INCOME TAX PROVISION                      (372)

PROVISION FOR INCOME TAXES                                   --

      NET LOSS                                             $(372)
                                                         -----------
                                                         -----------
PER SHARE AMOUNTS:
      Net loss per common share outstanding             $(0.0005)
                                                         -----------
                                                         -----------
COMMON SHARES OUTSTANDING AT APRIL 30, 1999              700,000
                                                         -----------
                                                         -----------

             See notes to financial statements.

                     BF Acquisition Group I, Inc.
                    (A development stage company)
             STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
          FOR PERIOD APRIL 15, 1999 (date of incorporation)
                      THROUGH APRIL 30, 1999


                          Common          Additional   Accumulated
                          Stock, at       Paid-in      during the
                          par value       Capital      Development
                                                            Stage      Total
                         -----------     -----------  -----------    --------

STOCKHOLDERS'
EQUITY
April 15, 1999            $ ---            $ ---        $ ---          $ ---

Sale of 510,000 shares of
common stock                510              490           ---          1,000

Common stock issued for
services                    190              182           ---            372

Net loss for the initial
period ended
April 30, 1999              ---             ---          (372)            (372)

STOCKHOLDERS'
EQUITY, April 30, 1999    $ 700             $ 672        $(372)         $1,000
                        ---------         -------      ----------       ------
                        ---------         -------      ----------       ------

       See notes to financial statements.

                     BF Acquisition Group I, Inc.
                    (A development stage company)
                       STATEMENT OF CASH FLOWS
   FOR PERIOD APRIL 15, 1999 (date of incorporation) THROUGH
                           APRIL 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                             $ (372)
      Common stock issued for services                        372
                                                         ------------
       NET CASH USED IN OPERATING ACTIVITIES                  --
                                                         ------------

CASH FLOWS FROM FINANCING ACTIVITY:
      Sale of common stock                                 1,000
                                                          ------------

     NET INCREASE IN CASH EQUIVALENTS                      1,000

CASH AND CASH EQUIVALENTS, beginning of period               --
                                                          -----------
CASH AND CASH EQUIVALENTS, end of period                   $ 1,000
                                                          -----------
                                                          -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
      Cash paid for interest                               $  --
                                                          ----------
                                                          ----------
      Cash paid for income taxes                           $ --
                                                          ----------
                                                          ----------

       See notes to financial statements.

                     BF Acquisition Group I, Inc.
                    (A development stage company)
                    NOTES TO FINANCIAL STATEMENTS
   FOR PERIOD APRIL 15, 1999 (date of incorporation) THROUGH
                        APRIL 30, 1999

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

      BF Acquisition Group I, Inc., (the "Company"), a development stage company, was organized in Florida on April 15, 1999 as a "shell" company which plans to look for suitable business partners or acquisition candidates to merge with or acquire. Operations since incorporation have consisted primarily of obtaining the initial capital contribution by the founding shareholders and coordination of activities regarding the SEC registration of the Company.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes
      The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns.
A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision shown on the accompanying statement of operations is zero since the deferred tax asset generated from the net operating loss is offset in its entirety by a valuation allowance.

Cash and Cash Equivalents
      Cash and cash equivalents, if any, include all highly liquid debt instruments with an original maturity of three months or less at the date of purchase.

Earnings Per Common Share
      The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share
("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share".

Statement of Comprehensive Income
      A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income", as the Company has no items of other comprehensive income.

BF ACQUISITION GROUP I, INC.
(A development stage company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD APRIL 15, 1999 (date of incorporation) THROUGH
APRIL 30, 1999


NOTE 3 - LOSS PER COMMON SHARE

      Net loss per common share outstanding, as shown on the statement of operations, is based on the number of common shares outstanding at the balance sheet date. Weighted average shares outstanding was not computed since it would not be meaningful in the circumstances, as all shares issued during the period from incorporation through April 30, 1999 were for initial capital and were issued to just two individuals. Therefore, the total shares outstanding at the end of the period was deemed to be the most relevant number of shares to use for purposes of this disclosure.

      For future periods, the Company will utilize the treasury stock method for computing earnings per share, and will compute a weighted average number of shares outstanding if additional shares of stock are issued to new shareholders.


NOTE 4 - CAPITAL STOCK

Common Stock

      The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

Preferred Stock

      The Board of Directors of the Company is authorized to provide for the issuance of the preferred stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may include a conversion feature into common stock.
This type of preferred stock is commonly referred to as "blank check preferred stock". As of May 20, 1999, no shares of preferred stock have been issued and no preferences, limitations and relative rights have been assigned.


NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with Shareholders

      On April 15, 1999, the company issued 190,000 shares valued at $372 as consideration for services rendered by the two shareholders of the Company for the formation of the Company. Of the 190,000 shares, 90,000 have been issued under Rule 701 adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

Office Facilities
      Office space is provided by a shareholder of the Company at no charge.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)

           INDEX


           Balance Sheets
           July 31, 1999 (unaudited) and April 30, 1999..................G-2

           Statements of Operations -
           Three months ended July 31, 1999
           and from inception on April 15, 1999 through
           July 31, 1999 (unaudited).....................................G-3

           Statement of Stockholders' Equity
           From April 15, 1999 through July 31, 1999.....................G-4

           Statement of Cash Flows -
           Three months ended July 31, 1999
           and from inception on April 15, 1999 through
           July 31, 1999 (unaudited)....................................G-5

           Notes to Financial Statements................................G-6

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
BALANCE SHEET


                                           July 31,        April 30,
                                           1999            1999
                                           (unaudited)
ASSETS

Current assets:
 Cash and cash equivalents                 $    1,892    $    1,000
                                           -----------    ----------

      Total assets                         $      1,892  $    1,000
                                            -----------    ----------
                                            -----------     ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
 Preferred stock, no par value;
 5,000,000 shares authorized;
 none issued or outstanding

 Common stock $0.001 par value;
 50,000,000 shares authorized,
 785,000 and 700,000 shares issued
 and outstanding at July 31, 1999
 and April 30, 1999, respectively                 785            700

 Additional paid-in capital                     3,156            672

 Deficit accumulated during
 the development stage                         (2,049)          (372)

      Total stockholders' equity                1,892           1,000

      Total liabilities and
      stockholders' equity                    $ 1,892       $   1,000
                                               ------------  -----------
                                               ------------  -----------


The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
      (unaudited)



                                                     Period from
                                                     inception
                                    Three months     (April15,through 1999)
                                    ended            through
                                    July 31, 1999    July 31, 1999
                                    -------------    ---------------------
                                      (unaudited)        (unaudited)

Revenues                               $   --               $  --

General and administrative
expenses                                 1,677                2,049

  Loss before income tax
  provision                             $ (1,677)         $  (2,049)

Provision for income taxes                   -                   -
                                    ------------        ---------------

 Net loss                              $  (1,677)         $   (2,049)
                                    ------------         --------------
                                    ------------         --------------

 Basic and dilutive loss
 per common share:

 Basic and diluted loss
 per common share                    $     (0.0022)       $ (0.0027)
                                     ---------------     --------------
                                     ---------------     --------------

 Weighted average number of
 common shares outstanding             759,565             750,741
                                    ------------        ---------------
                                    ------------        ---------------


The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Deficit
                                                   Accumulated
                     Common Stock  Additional      during the    Total
                    --------------- Paid-in        Development   Stockholders'
                    Shares  Amount  Capital          Stage         Equity
              ------------- --------- -----------  -----------    ------------

Balance,
April 15,1999         -      $  -       $  -         $  -            -

Sale of
510,000 shares
of common stock    510,000     510        490                       1,000

Common stock
issued for
services           190,000     190        182                        372

Net Loss             -          -          -         (372)         (372)
                 ----------  ---------  ----------- ------------  ------------

Balance,
April 30,1999      700,000   $ 700       $  672     $(372)          1,000
                 ---------  ---------  ----------- ---------      ------------
                 ---------  ---------  ----------- ---------      ------------

Sale of 50,000
shares of
common stock         50,000     50         2,450                    2,500

Common stock
issued for
services             35,000     35         34                          69


Net loss               -          -        -         (1,677)       (1,677)
                   ----------  --------  ---------  ----------    -----------

Balance,
July 31, 1999      785,000      $ 785        $3,156     $(2,049)    $   1,892
                   ------------  --------   ---------- ---------   -----------
                   ------------  --------   ---------- ---------   -----------

The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS


                                                              Period from
                                                              inception
                                    Three months             (April 15,1999)
                                      ended                   through
                                      July 31                 July 31
                                      1999                    1999
                                   --------------           -----------------

                                     (unaudited)               (unaudited)

Cash flows from
operating activities:

  Net loss                             $    (1,677)                $ (2,049)
  Common Stock Issued for services              69                      441
                                      -------------            -----------------

Net cash used in operating activities       (1,608)                  (1,608)

Cash flows from
financing activities


  Sale of common stock                        2,500                   3,500
                                      -------------            -----------------

     Net cash provided by
     financing activities                    2,500                    3,500
                                      -------------            ---------------

Net increase in cash and
cash equivalents                               892                    1,892

Cash and cash equivalents at
beginning of period                          1,000                      -
                                      ------------              ----------------

Cash and cash equivalents at
end of period                           $    1,892                  $1,892
                                      ------------              ----------------
                                     -------------              ----------------


The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

1.  ORGANIZATION AND BASIS OF PRESENTATION:

     BF Acquisition Group I, Inc., (the "Company"), a development stage company, was organized in Florida on April 15, 1999 as a "shell" company which plans to look for suitable business partners or acquisition candidates to merge with or acquire. Operations since incorporation have consisted primarily of obtaining the initial capital contribution by the founding shareholders and coordination of activities regarding the SEC registration of the Company.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The information for the three and six months ended October 31, 1999 has not been audited by independent certified public accountants, but includes all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the period.

     Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although the Company believes that the disclosures included in these interim financial statements are adequate to make the information not misleading.

     It is suggested that these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-SB (see File Number 000-26843) on file with the Securities and Exchange Commission.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Income Taxes

     The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns.

     A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision shown on the accompanying statement of operations is zero since the deferred tax asset generated from the net operating loss is offset in its entirety by a valuation allowance.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

Cash and Cash Equivalents

     Cash and cash equivalents, if any, include all highly liquid debt instruments with an original maturity date of three months or less at the date of purchase.

Earnings Per Common Share

     The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share".

Statement of Comprehensive Income

     A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income", as the Company has no items of other comprehensive income.

3.  LOSS PER COMMON SHARE:

      Net loss per common share outstanding, as shown on the statement of operations, is determined by the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share calculations are determined by dividing loss available to common shareholders by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period.

4. CAPITAL STOCK:

Common Stock

      The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

Preferred Stock

      The Board of Directors of the Company is authorized to provide for the issuance of the preferred stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may include a conversion feature into common stock. This type of preferred stock is commonly referred to as "blank check preferred stock". As of December 13, 1999, no shares of preferred stock have been issued and no preferences, limitations and relative rights have been assigned.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

5.     RELATED PARTY TRANSACTIONS:

OFFICE FACILITIES

      OFFICE SPACE WAS PROVIDED TO THE COMPANY BY A SHAREHOLDER OF
THE COMPANY AT $150 PER MONTH FROM JUNE THROUGH OCTOBER 1999.
EFFECTIVE NOVEMBER 1999, THE RENT WILL BE $100 PER MONTH FOR OFFICE SPACE.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)

          INDEX

          Balance Sheets -
              October 31, 1999 (unaudited) and April 30, 1999..............H-2

           Statements of Operations -
           Three months and six months ended October 31, 1999
           and from inception on April 15, 1999 through
           October 31, 1999 (unaudited)....................................H-3

           Statement of Stockholders' Equity
           From April 15, 1999 through October 31, 1999................... H-4

           Statement of Cash Flows -
           Three months and six months ended October 31, 1999
           and from inception on April 15, 1999 through
           October 31, 1999 (unaudited)....................................H-5

           Notes to Financial Statements...................................H-6

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
BALANCE SHEET


                                               October 31,   April 30,
                                                1999           1999
                                               (unaudited)
ASSETS

Current assets:
 Cash and cash equivalents                    $    1,547     $    1,000
                                               -----------    ----------

     Total assets                             $    1,547     $    1,000
                                               -----------    ----------
                                               -----------    ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
 Preferred stock, no par value;
 5,000,000 shares authorized;
 none issued or outstanding                          -             -

 Common stock $0.001 par value;
 50,000,000 shares authorized,
 785,000 and 700,000 shares issued
 and outstanding at October 31, 1999
 and April 30, 1999, respectively                     785          700

 Additional paid-in capital                         3,156          672

 Deficit accumulated during
 the development stage                             (2,394)       (372)

     Total stockholders' equity                     1,547        1,000

     Total liabilities and
     stockholders' equity                      $    1,547    $   1,000
                                               -----------   -----------
                                               -----------   -----------

The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
     (unaudited)



                                                    Period from
                                                     inception
                      Three months   Six months    (April 15, 1999)
                       ended         ended            through
                       October 31,   October 31,      October 31,
                         1999          1999            1999
                     -------------  -------------  --------------
                      (unaudited)   (unaudited)     (unaudited)

Revenues                $  -          $  -            $  -

General and
administrative expenses   345           2,022            2,394
                     -----------    -------------   ----------

 Loss before income
 tax provision           (345)         (2,022)          (2,394)


Provision for income
 taxes                      -                 -          -
                     -----------    -------------      ----------

 Net loss               $  (345)     $(2,022)         $   (2,394)
                     -----------    -------------      ----------
                     ------------   -------------      ----------

 Basic and dilutive
 loss per common share:

 Basic and diluted
 loss per common share  $(0.0004)    $(0.0026)        $ (0.0031)
                     ------------   -------------      ----------
                     ------------   -------------      ----------

 Weighted average number
 of common shares
 outstanding             785,000      772,283            766,500
                     ------------   -------------      ----------
                     ------------   -------------      ----------


The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      Deficit
                                                     Accumulated
                       Common Stock  Additional      during the    Total
                      --------------- Paid-in       Development   Stockholders'
                       Shares  Amount Capital        Stage          Equity
                      ------ --------- -----------  -----------  ----------

Balance,
April 15,1999          -       $  -    $  -           $  -            -



Sale of
510,000 shares
of common stock        510,000  510      490                        1,000

Common stock
issued for services    190,000  190      182                          372

Net Loss                 -        -        -         (372)          (372)
                       ------  ------  ---------  -----------    ----------

Balance,
April 30,1999         700,000 $ 700    $  672     $ (372)         1,000
                      -------  ------  ---------  -----------    ---------
                      -------  ------  ---------  -----------    ---------
Sale of 50,000
shares of
common stock           50,000    50      2,450       -            2,500

Common stock
issued for
services               35,000    35         34                       69


Net loss                  -       -        -         (2,022)       (2,022)
                      ------- -------  --------  ------------  ----------

Balance,
October 31,
1999                  785,000 $ 785    $3,156     $(2,394)    $   1,547
                      -------  ------  --------   ---------- ------------
                      -------  -----   --------   ---------- ------------

The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

                                                    Period from
                                                     inception
                    Three months    Six months    (April 15,1999)
                     ended            ended           through
                    October 31,      October 31,     October 31,
                      1999             1999            1999
                    --------------  --------------  -------------
                    (unaudited)      (unaudited)     (unaudited)

Cash flows from
operating activities:

  Net loss          $    (345)      $    (2,022)      $  (2,394)
  Common Stock
  Issued for
  services                -                 69              441
                    -------------   -------------- -------------

Net cash used in
operating activities     (345)           (1,953)         (1,953)

Cash flows from
financing activities:

  Sale of common stock   -                2,500            3,500
                    -------------  ---------------  -------------

  Net cash provided by
  financing activities   -                2,500           3,500
                    -------------  --------------   -------------

Net (decrease) increase
in cash and cash
equivalents              (345)              547             1,547

Cash and cash
equivalents at
beginning of period      1,892            1,000             -
                    ------------  ---------------   -------------

Cash and cash
equivalents at
end of period       $    1,547       $    1,547       $   1,547
                   -----------   ----------------  --------------
                   -----------   ----------------  --------------



The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

   1.  ORGANIZATION AND BASIS OF PRESENTATION:

   BF Acquisition Group I, Inc., (the "Company"), a development stage company, was organized in Florida on April 15, 1999 as a "shell" company which plans to look for suitable business partners or acquisition candidates to merge with or acquire. Operations since incorporation have consisted primarily of obtaining the initial capital contribution by the founding shareholders and coordination of activities regarding the SEC registration of the Company.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   The information for the three and six months ended October 31, 1999 has not been audited by independent certified public accountants, but includes all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the period.

   Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although the Company believes that the disclosures included in these interim financial statements are adequate to make the information not misleading.

   It is suggested that these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-SB (see File Number 000-26843) on file with the Securities and Exchange Commission.

   2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Income Taxes

   The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision shown on the accompanying statement of operations is zero since the deferred tax asset generated from the net operating loss is offset in its entirety by a valuation allowance.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

   Cash and Cash Equivalents

   Cash and cash equivalents, if any, include all highly liquid debt instruments with an original maturity date of three months or less at the date of purchase.

   Earnings Per Common Share

   The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share".

   Statement of Comprehensive Income

   A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income", as the Company has no items of other comprehensive income.

  3.  LOSS PER COMMON SHARE:

   Net loss per common share outstanding, as shown on the statement of operations, is determined by the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share calculations are determined by dividing loss available to common shareholders by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period.

   4. CAPITAL STOCK:

   Common Stock

   The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

   Preferred Stock

   The Board of Directors of the Company is authorized to provide for the issuance of the preferred stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may include a conversion feature into common stock. This type of preferred stock is commonly referred to as "blank check preferred stock". As of December 13, 1999, no shares of preferred stock have been issued and no preferences, limitations and relative rights have been assigned.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

   5.     RELATED PARTY TRANSACTIONS:

   OFFICE FACILITIES

   OFFICE SPACE WAS PROVIDED TO THE COMPANY BY A SHAREHOLDER OF
   THE COMPANY AT $150 PER MONTH FROM JUNE THROUGH OCTOBER 1999.
   EFFECTIVE NOVEMBER 1999, THE RENT WILL BE $100 PER MONTH FOR
   OFFICE SPACE.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)

           INDEX

           Balance Sheets
           January 31, 2000 (unaudited) and April 30, 1999................I-2

           Statements of Operations -
           Three months ended January 31, 2000
           and from inception on April 15, 1999 through
           January 31, 2000 (unaudited)...................................I-3

           Statement of Stockholders' Equity
           From April 15, 1999 through January 31, 2000...................I-4

           Statements of Cash Flows -
           Three months and nine months ended January 31, 2000
           and from inception on April 15, 1999 through
           January 31, 2000 (unaudited)...................................I-5

           Notes to Financial Statements..................................I-6

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
BALANCE SHEET


                                           January,        April 30,
                                           2000            1999
                                           ___________    ___________
                                           (unaudited)
ASSETS

Current assets:
 Cash and cash equivalents                 $    1,203    $    1,000
                                           -----------    ----------

      Total assets                         $      1,203  $    1,000
                                            -----------    ----------
                                            -----------     ----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' equity:
 Preferred stock, no par value;
 5,000,000 shares authorized;
 none issued or outstanding

 Common stock $0.001 par value;
 50,000,000 shares authorized,
 785,000 and 700,000 shares issued
 and outstanding at January 31, 2000
 and April 30, 1999, respectively                 785            700

 Additional paid-in capital                     3,156            672

 Deficit accumulated during
 the development stage                         (2,738)          (372)
                                              __________      ___________

      Total stockholders' equity                1,203           1,000
                                              __________      ___________
      Total liabilities and
      stockholders' equity                    $ 1,203       $   1,000
                                               ------------  -----------
                                               ------------  -----------


The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
      (unaudited)



                                                        Period from
                                                         inception
                   Three months     Nine months      (April 15, 1999)
                      ended            ended                through
                   January 31,      January 31,           January 31,
                     2000              2000                  2000
                  -------------   -------------      -------------------
                   (unaudited)      (unaudited)        (unaudited)

Revenues            $  --            $   --               $  --

General and
administrative
expenses               344             2,366               2,738
                  -------------  --------------      ----------------

Loss before
income tax
provision            (344)            (2,366)              (2,738)

Provision for
income taxes           --                --                  --
                  -------------  ---------------     ---------------

 Net loss          $  (344)         $  (2,366)           $ (2,738)
                  ------------   --------------     ---------------
                  ------------   --------------     ---------------

 Basic and
 dilutive loss
 per common share:

 Basic and
 diluted loss
 per common share $ (0.0004)        $ (0.0031)           $ (0.0036)
                  ------------    ---------------     --------------
                  ------------    ---------------     --------------

 Weighted average
 number of common
 shares outstanding  785,000          772,283              766,500
                  ------------     --------------     ---------------
                  ------------     --------------     ---------------


The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    Deficit
                                                   Accumulated
                     Common Stock  Additional      during the    Total
                    --------------- Paid-in        Development   Stockholders'
                    Shares  Amount  Capital          Stage         Equity
              ------------- --------- -----------  -----------    ------------

Balance,
April 15,1999         -      $  -       $  -         $  -            -

Sale of
510,000 shares
of common stock    510,000     510        490           -           1,000

Common stock
issued for
services           190,000     190        182                        372

Net Loss             -          -          -         (372)         (372)
                 ----------  ---------  ----------- ------------  ------------

Balance,
April 30,1999      700,000   $ 700       $  672     $(372)          1,000
                 ---------  ---------  ----------- ---------      ------------
                 ---------  ---------  ----------- ---------      ------------

Sale of 50,000
shares of
common stock         50,000     50         2,450         -           2,500

Common stock
issued for
services             35,000     35         34                          69


Net loss              -             -         -     (2,366)         (2,366)
                   ----------  --------  ---------  ----------    -----------

Balance,
January 31, 2000   785,000    $ 785     $ 3,156     $(2,738)      $ 1,203
                   ----------  -------- ---------- ---------   -----------
                   ---------   -------- ---------- ---------   -----------

The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS


                                                              Period from
                                                              inception
                        Three months      Nine months         (April 15,1999)
                           ended            ended               through
                         January 31,      January 31,         January 31,
                           2000             2000                2000
                       --------------   ---------------     -----------------
                         (unaudited)     (unaudited)           (unaudited)

Cash flows from
operating activities:

  Net loss               $  (344)        $  (2,366)              ($2,738)
  Common Stock Issued
  for services               --                69                  441
                       -------------    ---------------     ----------------

Net cash used in
operating activities        (344)           (2,297)             (2,297)

Cash flows from
financing activities


  Sale of common stock       -           2,500                    3,500
                        -------------   -----------------    ----------------

     Net cash provided by
     financing activities    -            2,500                  3,500
                        -------------   -----------------    ----------------

Net (decrease) increase in
cash and cash equivalents    (344)         203               1,203

Cash and cash equivalents
at beginning of period       1,547      1,000                --
                        ------------  --------------       -----------------

Cash and cash equivalents
at end of period             $1,203    $1,203               $1,203
                        -----------   --------------       ----------------
                        -----------  ---------------       ----------------


The accompanying notes are an integral part of these financial statements.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION:

   BF Acquisition Group I, Inc., (the "Company"), a development stage company, was organized in Florida on April 15, 1999 as a "shell" company which plans to look for suitable business partners or acquisition candidates to merge with or acquire. Operations since incorporation have consisted primarily of obtaining the initial capital contribution by the founding shareholders and coordination of activities regarding the SEC registration of the Company.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   The information for the three and nine months ended January 31, 2000 has not been audited by independent certified public accountants, but includes all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the period.

   Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to the requirements of the Securities and Exchange Commission, although the Company believes that the disclosures included in these interim financial statements are adequate to make the information not misleading.

   It is suggested that these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-SB (see File Number 000-26843) on file with the Securities and Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Income Taxes

   The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. The tax provision shown on the accompanying statement of operations is zero since the deferred tax asset generated from the net operating loss is offset in its entirety by a valuation allowance.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

   Cash and Cash Equivalents

   Cash and cash equivalents, if any, include all highly liquid debt instruments with an original maturity date of three months or less at the date of purchase.

   Earnings Per Common Share

   The Company follows the provisions of SFAS No. 128, "Earnings Per Share", which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by Accounting Principles Board Opinion No. 15, "Earnings Per Share".

   Statement of Comprehensive Income

   A statement of comprehensive income has not been included, per SFAS 130, "Reporting Comprehensive Income", as the Company has no items of other comprehensive income.

3. LOSS PER COMMON SHARE:

   Net loss per common share outstanding, as shown on the statement of operations, is determined by the weighted average number of shares of common stock outstanding during the period. Diluted loss per common share calculations are determined by dividing loss available to common shareholders by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period.

4. CAPITAL STOCK:

   Common Stock

   The holders of the common stock are entitled to one vote per share and have non-cumulative voting rights. The holders are also entitled to receive dividends when, as, and if declared by the Board of Directors. Additionally, the holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

   Preferred Stock

   The Board of Directors of the Company is authorized to provide for the issuance of the preferred stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may include a conversion feature into common stock. This type of preferred stock is commonly referred to as "blank check preferred stock". As of February 16, 2000, no shares of preferred stock have been issued and no preferences, limitations and relative rights have been assigned.

BF ACQUISITION GROUP I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(unaudited)

5. RELATED PARTY TRANSACTIONS:

   Office Facilities

   Office space was provided to the Company by a shareholder of the Company at $150 per month from June through October 1999, and $100 per month from November 1999 through January 2000.

<PAGE 40>

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      Not Applicable.

FINANCIAL STATEMENTS AND EXHIBITS

      (a)    Financial statements for BF Acquisition Group I, Inc.

1.    Balance Sheet (audited and unaudited)
2.    Statement of Operations (audited and unaudited)
3.    Statement of Changes in Stockholders' Equity (audited and unaudited)
4.    Statement of Cash Flows (audited and unaudited)
5.    Notes to Financial Statements (audited and unaudited)

      (b) Pursuant to Item 601 of Regulation S-B, the Company includes the following exhibits:

Exhibit No.   Description of Exhibit          Sequential Page No.
-----------   ----------------------          --------------------

(3)           Charter and Bylaws.

      3.1     Articles of Incorporation.                 **

      3.2     Bylaws.                                    **

(4)          Instruments defining the rights of security holders.


      4.1     Articles of Incorporation.                 **

      4.2     Bylaws.                                    **

(10)          Material Contracts.


      10.1    Pre-incorporation Agreement.               **

      10.2    Office Sub-Lease Agreement.                **

(27)          Financial Data Schedule.

<PAGE 41>

      27.1    Financial Data Schedule.

**    Incorporated by reference to Registrant's Form 10-SB filed February 25,
2000.

                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          BF ACQUISITION GROUP I, INC.



Date: March 24, 2000                   By:/s/ David M. Bovi
                                          --------------------
                                              David M. Bovi,
                                              Chief Executive Officer

THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM BALANCE SHEETS AND INCOME STATEMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS.

[PERIOD-TYPE]                   3-MOS                   9-MOS
[FISCAL-YEAR-END]             JAN-31-2000         JAN-31-2000
[PERIOD-START]                NOV-01-1999         MAY-01-1999
[PERIOD-END]                  JAN-31-2000         JAN-31-2000
[EXCHANGE-RATE]
[CASH]                           1,203                 1,203
[SECURITIES]
[RECEIVABLES]
[ALLOWANCES]
[INVENTORY]
[CURRENT-ASSETS]                  1,203                1,203
[PP&E]
[DEPRECIATION]
[TOTAL-ASSETS]                    1,203                1,203
[CURRENT-LIABILITIES]
[BONDS]
[PREFERRED-MANDATORY]
[PREFERRED]                      5,000,000            5,000,000
[COMMON]                        50,000,000           50,000,000
[OTHER-SE]
[TOTAL-LIABILITY-AND-EQUITY]      1,203                1,203
[SALES]
[TOTAL-REVENUES]
[CGS]
[TOTAL-COSTS]
[OTHER-EXPENSES]                     344               2,366
[LOSS-PROVISION]
[INTEREST-EXPENSE]
[INCOME-PRETAX]                     (344)             (2,366)
[INCOME-TAX]
[INCOME-CONTINUING]                 (344)             (2,366)
[DISCONTINUED]
[EXTRAORDINARY]
[CHANGES]
[NET-INCOME]                        (344)             (2,366)
[EPS-BASIC]                      (0.0004)             (0.0031)
[EPS-DILUTED]                    (0.0004)             (0.0031)